Exhibit 99.1

Xylo Technologies Files its 2023 Annual Report on Form 20-F

TEL AVIV, Israel, April 22, 2024 (GLOBE NEWSWIRE) -- Xylo Technologies Ltd. (Nasdaq: XYLO) (“Xylo”, or the “Company”), formerly known as Medigus Ltd., a technology-based company engaged in advanced innovative technologies, announced the filing of its 2023 Annual Report on Form 20-F with the Securities and Exchange Commission.

Xylo’s 2023 Annual Report on Form 20-F includes audited financial statements for the year ended December 31, 2023. The report can be accessed on the company’s investor relations website and on the SEC’s website at www.sec.gov.

About Xylo

Based in Israel, Xylo Technologies Ltd. (Nasdaq: XYLO) is a technologies company that focuses on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Xylo’s affiliations in the medical solutions arena include the ownership in Polyrizon Ltd. Xylo’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands and Eventer Technologies Ltd. In the electric vehicle market, Fuel Doctor, Inc., Charging Robotics, Ltd. and Revoltz Ltd. are also part of Xylo’s portfolio of technology solution providers. Other affiliations of Xylo include Parazero Technologies Ltd. and Zig Miami 54 LLC.

Xylo is traded on the Nasdaq Capital Market. To learn more about Xylo’s advanced technologies, please visit http://www.medigus.com/investor-relations

Company Contact:

Tali Dinar
Chief Financial Officer
ir@medigus.com

Investor Relations Contact:

Michal Efraty
Investor Relations,
michal@efraty.com